UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated October 22, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: October 24, 2007	By: /s/ Patrick Groening Patrick Groening, Chief Financial Officer

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

           October 22, 2007

Strathmore Completes Agreement with Nu-Mex Uranium

For US $18 Million Commitment at Dalton Pass Uranium Project,

New Mexico

Strathmore Minerals Corp. is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”), has  completed a  formal option and joint venture agreement with Nu-Mex Uranium Resources Inc.(“Nu-Mex”) to explore and develop Strathmore’s Dalton Pass properties (the “Dalton Pass” project).

The Dalton pass project comprises approximately 1320 acres (534 Ha) of federal lode mining claims located between the Church Rock and Crownpoint uranium districts in the western Grants Mineral Belt of New Mexico. The previous operator, Pathfinder Mines Corporation, drilled in excess of 130 exploratory holes and demonstrated a resource of 5.5 million pounds U3O8 at an average grade of 0.07% was identified. Pathfinder was in the process of determining the feasibility and amenability of in-situ extraction of the uranium resource prior to the decline in the uranium price during the 1980s.

Under the terms of the final agreement, Strathmore has granted Nu-Mex sole and exclusive rights to earn-in a 65% interest in the Dalton Pass project. The terms of the transaction are summarized as follows (all dollar amounts are in US $):

1.

Nu-Mex paying to Strathmore $250,000, which the Company acknowledges as having received; and

2.

Incurring a total of $16,750,000 in work commitment expenditures on the Property (“Expenditures”), and additional payments of $1,000,000 in cash over six years. (see news release dated July 11, 2007 for a detailed schedule of the terms and work expenditure commitments of this agreement)

Strathmore retains the right to earn back a 16% undivided interest in the project for a period of 90 days after the completion of a Bankable Feasibility Report, by paying US $8,000,000 to Nu-Mex  and providing Nu-Mex has met all its obligations to earn its 65% interest.

Nu-Mex Resources Inc. (NUMX – OTC.BB) is a New Mexico based uranium company.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

The foregoing historical resource estimates were completed prior to the implementation of NI 43-101. Given the quality of the historic work completed on the properties discussed herein, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by policy NI 43-101.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs or the right to earn back a 16% interest; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Nose Rock Project; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

"David Miller"

David Miller, President & COO

For Investor Relations:
Bob Hemmerling/Craig Christy
1-800-647-3303
info@strathmoreminerals.com

www.strathmoreminerals.com